

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

<u>**CCU ANNOUNCES THIRD QUARTER 2004 VOLUMES**</u>

(Santiago, Chile, October 7, 2004) – CCU (NYSE: CU) reported today preliminary third quarter 2004 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

Chile:	Third Quarter 2004		Year to Date 2004	
	Volume	% Change	Volume	% Change
Beer	761,865	2.9%	2,540,687	1.5%
Soft Drinks	732,287	0.8%	2,240,481	1.9%
Nectars	100,954	12.8%	276,951	16.0%
Mineral Waters	156,590	15.3%	542,629	9.2%
Wine – Domestic	134,852	-8.8%	372,083	-0.8%
Wine – Export[1]	129,703	5.7%	315,568	5.6%
Total Chile[2]	**2,016,251**	**2.7%**	**6,288,398**	**2.9%**
Argentina:				
Beer	426,381	11.6%	1,381,035	12.8%
Wine[1-3]	8,550	0.2%	20,631	-40.5%
Total Argentina	**434,931**	**11.4%**	**1,401,666**	**11.3%**
TOTAL	**2,451,182**	**4.2%**	**7,690,064**	**4.3%**

CCU plans to release its consolidated third quarter results by the first week of November.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, the third player in the pisco business and recently entered the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

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[1] It does not include bulk wine sales.
[2] It does not include pisco and confectionery sales volume.
[3] It does include domestic and export sales volume.